Filed Pursuant to Rule 424(b)(1)
Registration Nos. 333-224945

PROSPECTUS

Calyxt, Inc.

3,600,000 Shares of Common Stock

We are offering 3,600,000 shares of our common stock.

Our common stock is listed on the NASDAQ Global Market (the “NASDAQ”) under the symbol “CLXT.” On May 17, 2018, the last reported sale price of our common stock on the NASDAQ was $15.22 per share.

We are an “emerging growth company” as that term is defined in the Jumpstart Our Business Startups Act of 2012 and, as such, are subject to certain reduced public company reporting requirements. See “Summary—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 13.

	Per Share	Total
Public offering price	$15.00	$54,000,000
Underwriting discounts(1)(2)	$.90	$2,745,000
Proceeds to us before expenses(1)(2)	$14.10	$51,255,000

(1)	We have agreed to reimburse the underwriters for certain FINRA-related expenses. See “Underwriting.”

(2)	We will not pay any underwriting discount on the 550,000 shares purchased by Cellectis directly from us in this offering. Accordingly, the underwriting discounts and the per share amount of proceeds to us before expenses apply only to the 3,050,000 shares to be purchased by the underwriters in this offering. We will receive $15.00 per share in proceeds before expenses in respect of the 550,000 shares purchased by Cellectis.

Our parent company, Cellectis S.A., is purchasing 550,000 shares of our common stock in the offering at a price per share equal to the public offering price. The shares are being purchased directly from Calyxt and not through the underwriters and there has been no payment of any underwriting discount. As of March 31, 2018, as adjusted for the shares issued in this offering, Cellectis would have owned 71.8% of our outstanding common stock.

The underwriters have the option to purchase up to 457,500 shares of additional common stock from us at the public offering price less the underwriting discount within 30 days from the date of this prospectus.

The underwriters expect to deliver the shares of common stock to purchasers on or about May 22, 2018 through the book-entry facilities of The Depository Trust Company.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Citigroup	Goldman Sachs & Co. LLC	Jefferies

Wells Fargo Securities

BMO Capital Markets

The date of this prospectus is May 17, 2018

We, Cellectis and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in, or incorporated by reference into, this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We, Cellectis and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in, or incorporated by reference into, this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares of common stock.

For investors outside the United States: Neither we nor any of the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

When we use the terms “we,” “us,” the “Company,” or “our” in this prospectus, unless the context otherwise requires, we are referring to Calyxt, Inc. When we use the term “Cellectis” we are referring to Cellectis S.A., our parent company.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

Currency amounts in this prospectus are stated in U.S. dollars, unless otherwise indicated.

This prospectus includes, and incorporates by reference, industry and market data that we obtained from periodic industry publications, third-party studies and surveys, filings of public companies in our industry and internal company surveys. These sources include government and industry sources. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of its date, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. We do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein. Assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in, and incorporated by reference into, the section entitled “Risk Factors.” These and other factors could cause future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements and Industry Data.”

The name and trademark, “Cellectis®” and “TALEN®”, and other trademarks, trade names and service marks of Cellectis appearing in, or incorporated by reference into, this prospectus are the property of Cellectis. We own the name and trademark, “Calyxt™”, and own or license other trademarks, trade names and service marks of Calyxt appearing in, or incorporated by reference into, this prospectus. This prospectus also contains additional trade names, trademarks and service marks belonging to other companies. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

SUMMARY

This summary highlights information included elsewhere and incorporated by reference in this prospectus and does not contain all of the information you should consider in making an investment decision. You should read this entire prospectus carefully, including the sections entitled “Risk Factors,” “Special Note Regarding Forward-Looking Statements and Industry Data” and “Selected Historical Financial Information” and the information in our filings with the Securities and Exchange Commission, or the SEC, incorporated by reference into this prospectus before making an investment decision regarding our common stock.

Our Company

Overview

We are a consumer-centric, food- and agriculture-focused company. We are pioneering a paradigm shift to deliver healthier food ingredients, such as healthier oils and high fiber wheat, for consumers and crop traits that benefit the environment and reduce pesticide applications, such as disease tolerance, for farmers. We develop non-transgenic crops leveraging processes that occur in nature by combining our leading gene-editing technology and technical expertise with our innovative commercial strategy. While the traits that enable these characteristics may occur naturally and randomly through evolution—or under a controlled environment through traditional agricultural technologies—those processes are imprecise and take many years, if not decades. Our technology enables us to precisely and specifically edit a plant genome to elicit the desired traits and characteristics, resulting in a final product that has no foreign DNA. We believe the precision, specificity, cost effectiveness and development speed of our gene-editing technologies will enable us to provide meaningful disruption to the food and agriculture industries. Food-related issues, including obesity and diabetes, are some of the most prevalent health issues today and continue to grow rapidly. As awareness of diet-related health issues grows, consumers have emphasized a healthier lifestyle and a desire for nutritionally rich foods that are better tasting, less processed and more convenient. This trend is leading to an increase in the demand for higher valued, premium segments of the food industry, such as higher fiber, reduced gluten and reduced fat products. As a result of these trends, food companies are looking for specialty ingredients and solutions that can help them satisfy their customers’ evolving needs and drive growth in market share and new value-added products.

Our first product candidate, which we expect to be commercialized by the end of 2018, is a high oleic soybean designed to produce a healthier oil that has increased heat stability with zero trans fats. Among our other product candidates are high fiber wheat and herbicide tolerant wheat. We are developing a high fiber wheat to create flour with up to three times more dietary fiber than standard white flour while maintaining the same flavor and convenience of use. Our high fiber wheat may provide benefits associated with a high fiber diet, including reduced risk of coronary heart disease. Our herbicide tolerant wheat is designed to provide farmers with better weed control options to increase yields. We believe each of these three product candidates addresses a multibillion dollar market opportunity.

While food companies are focused on health and nutrition trends, we believe the legacy agriculture companies have overlooked society’s food-related issues and are not properly equipped with a business model to address health-driven consumer food trends. These legacy agriculture companies have historically focused on increasing yields and volume—to address population growth—while increasing profit margins and market share by reducing input costs. They have been burdened by high research and development costs and a high degree of commoditization in their deep, farmer-focused supply chains.

We believe that our proprietary gene-editing technologies and innovative commercial strategy will allow us to bridge the divide between evolving consumer preferences and the historical approach by the large legacy companies in the agriculture supply chain.

Using our proprietary technologies and expertise, we edit the genome of food crops by using our “molecular scissors” to precisely cut DNA in a single plant cell, use the plant’s natural repair machinery to make our desired edit and finally regenerate the single cell into a full plant. We believe we are able to develop targeted traits—some of which would be nearly impossible to develop using traditional trait-development methods—quicker, more efficiently and more cost effectively than traditional trait-development methods. Our technology positions us to assess the probability of success early on in the research and development process, potentially eliminating expensive late stage failures and allowing for a larger breadth of products to be developed. We have a strong track record with respect to our technologies and expertise as we have successfully edited more than 20 unique genes in 6 plant species since our inception in 2010.

Our commercial strategy is centered on two core elements: developing healthier specialty food ingredients to enable the food industry to address evolving consumer trends and developing agriculturally advantageous traits with potential to protect the environment, such as potential to reduce pesticide applications, for farmers. This will involve developing and leveraging our supply chain to effectively bring our consumer- and environmentally conscious farmer-centric products to the marketplace. For our consumer-centric products we intend to repurpose and leverage existing supply chain capacity by contracting, tolling or partnering with players in the existing supply chain, such as seed production companies, farmers, crushers, refiners or millers, which we expect will allow us to apply our resources to maximizing innovation and product development while minimizing our capital expenditures and overhead. For our farmer-centric products, we intend to broadly out-license our products to the seed industry.

Our Competitive Strengths

We believe that we are strategically well-positioned to develop high-value and innovative products. Our competitive strengths include:

•	Proprietary technologies creating a powerful platform to design and develop new products. Since our founding, we have been at the forefront of the research, development and application of plant-based gene-editing technologies. Our capabilities enable us to precisely edit specific genes from a target food crop to improve the nutritional composition or provide agricultural and environmental benefits to farmers. Three examples of our technological innovation include:

•	High Oleic Soybean: We deactivated key genes associated with fatty acid biosynthesis to achieve a healthier soybean oil.

•	High Fiber Wheat: We simultaneously deactivated all six copies of a gene within a single wheat plant with the purpose of increasing fiber content.

•	Disease Resistant Wheat: We have achieved Powdery Mildew disease resistance in two wheat varieties, one spring and one winter. We were able to deactivate the same gene six times to achieve disease resistance in both varieties. We believe we can develop crop varieties that will be tolerant to certain diseases by identifying and making subtle edits, which we believe will be sufficient to confer disease tolerance. We expect to be able to replicate this process to combine multiple disease targets in wheat.

•	Innovative portfolio of product candidates with an accelerated path to market. We are currently developing a diversified portfolio spanning across five core crops—soybean, wheat, canola, potato and alfalfa—and a multitude of product candidates. These include innovative consumer-centric product candidates like our high-fiber wheat that is designed to produce flour with up to three times the fiber content of standard white flour, as well as innovative, farmer-centric solutions like disease resistant wheat and products with valuable supply chain benefits like cold storable potatoes that are designed to store longer and produce much less acrylamide in the frying process, a human health concern that has been linked to cancer. We believe our portfolio of product candidates, coupled with our ability to quickly develop future product candidates, affords us the opportunity to disrupt the food industry.

•	Significant barriers to entry through our first-mover advantage and strong intellectual property. We command a first-mover advantage in the editing of genes in plants. As a pioneer in gene-editing technologies, we are building on more than two decades of hands-on experience and process optimization which we believe cannot be easily replicated by competitors. Our proprietary technologies and product candidates benefit from the licensing of a portfolio of approximately 84 issued patents and 179 pending patent applications.

•	Faster, cheaper and innovative product development process focused on end user needs. Genetic modification has traditionally taken an average of approximately 13 years and costs more than $130 million to develop a commercially viable product. By contrast, a key advantage of our gene-editing technology platform is that we believe we can develop products from concept to commercialization in three to six years and at a fraction of the cost. For example, we created our high oleic soybean product candidate by generating fewer than 20 independent plants that were edited with TALEN. This contrasts with traditional genetic modification methods which we believe require thousands of plants to achieve the same result. We developed our high oleic soybean from concept to field in under four years and expect to commercialize this product by the end of 2018. We believe we will continue to be able to react quickly to consumer and farmer needs that we identify.

•	Supply chain flexibility enabling us to capture significant downstream value. We plan to develop consumer traits and leverage existing supply chain capacity and our existing relationships to provide differentiated specialty ingredients to food companies. By doing so, we believe that we will be able to capture significant value as our innovative products move from “field to fork.” Our supply chain is flexible, enabling us to layer on new products to our existing ones and capture additional value. By stacking additional characteristics on the same seeds, we believe we can create additional value without necessarily increasing acreage, volumes of grain produced or the amount of oil commercialized, but rather by aiming to increase the value of our products on a per unit basis. For example, we believe this value creation could be implemented in our high oleic soybean product candidate if we were to stack a trait that improves the protein composition of the meal, a trait that further improves the soybean oil fatty acid profile or a farmer-focused trait such as disease resistance and other agricultural productivity traits.

•	A world-class management team with deep industry expertise. Our executive team has more than 120 years of collective experience in the agriculture and gene-editing fields. This includes over 95 years of collective experience in agricultural supply chain, product development and commercial operations, during which several members of our executive team have managed billions of dollars of revenue and cost at large multinational corporations. Several members of our executive team previously worked at well-known technology and agri-business companies, such as Monsanto, Syngenta, Stine Seed Company and Cargill. As pioneers in plant-based gene editing, members of our management team invented TALEN, one of the premier gene-editing tools. Dr. Daniel Voytas, our Chief Science Officer, is a Professor of Genetics, Cell Biology and Development at the University of Minnesota and Director of the Beckman Center for Genome Engineering. He is best known for his pioneering work to develop methods for precisely editing DNA sequences in living plant cells.

Our Growth Strategy

We believe that there are significant opportunities to grow our business both domestically and internationally by executing on the following key elements of our strategy:

•	Commercialize our current product candidates in North America. Our near-term focus is to launch our product candidates in North America where we believe the markets for healthier specialty food ingredients for consumers and unique, plant-trait solutions for farmers are significant and the existing supply chain enables us to accelerate growth.

•	Identify new opportunities through our consumer- and farmer-centric approaches. We intend to continue to elicit desired traits and to include additional crops in our product pipeline. We continuously evaluate the evolving needs of the consumer and the farmer and seek to apply our technologies and expertise to provide better solutions to meet their demands. We also expect to be able create additional opportunities from our existing product candidates once they are commercialized through combining traits, which may allow us to create products with additional benefits without adding significant cost.

•	Accelerate our R&D productivity with enhanced automation and high throughput capabilities. We consistently strive to optimize our product development processes. Through our planned facility expansion, we are combining gene-editing automation with food science capabilities to enable us to rapidly identify new growth opportunities. To facilitate these opportunities, we will soon open our nearly 40,000-square-foot concept-to-fork facility, which will house a test kitchen, state-of-the-art research labs and our headquarters adjacent to our recently completed 11,000+ square-foot greenhouse facility and existing outdoor demonstration plots. We believe that this automation and our high-throughput platform will allow for greater standardization in our processes. We expect this standardization to increase our research and development productivity significantly and add a greater number of projects to our product pipeline.

•	Expand through R&D agreements and acquisitions. We plan to selectively partner, in-license or acquire key enabling technologies and businesses across the value chain. This may include acquiring complementary technologies and intellectual property or fully developed products. In each case, we plan to look for R&D partners and acquisitions that give us a significant presence in the health focused specialty food ingredient markets where we will be able to accelerate the launch and commercialization of our innovative products.

•	Leverage our North American market presence to globalize our products. While we believe the North American market opportunity remains attractive and extensive, in the future we plan to explore the possibility of expanding our business globally. This may involve exporting our products to international markets or establishing new supply chains in other attractive markets.

Our Product Pipeline

We have several products under development including: high oleic soybeans, powdery mildew resistant wheat, cold storable potato, high fiber wheat, reduced browning potato and herbicide tolerant wheat. Our current product candidates are depicted in the figure below:

We have submitted petitions to the Animal and Plant Health Inspection Service, or APHIS, for seven of our product candidates to date: high oleic soybeans, high oleic/low linoleic soybeans, cold storable potatoes, reduced browning potatoes, powdery mildew resistant wheat, improved quality alfalfa and high fiber wheat. As of the date of this prospectus, we have received confirmation from APHIS for all seven product candidates that APHIS does not consider such product candidate to be a “regulated article” under the Plant Protection Act.

We categorize our stages of pre-commercial development from Phase I to Phase III. Prior to entering Phase I, in Discovery, we identify genes of interest. In Phase I, we edit the identified genes of interest, target edits we desire to make, and produce an initial seed that contains the desired edit. Phase II is trait validation, where we perform small-scale and large-scale tests to confirm phenotype and ingredient functionality. In this phase we also perform replicated, multi-location field testing, after confirming that the product is not a regulated article by the USDA. In Phase III, we develop the first commercial-scale pilot production, begin to build out the supply chain and inventory and perform customer testing prior to commercialization.

High Oleic Soybean (Consumer Trait)

Soybean oil has historically been partially hydrogenated to enhance its oxidative stability in order to increase shelf life and improve frying characteristics. This process, however, creates trans-unsaturated fatty acids, or trans fats, which have been demonstrated to raise low-density lipoprotein (LDL) cholesterol levels and lower high-density lipoprotein (HDL), both of which contribute to cardiovascular disease.

We developed a soybean trait that has produced oils with a fatty acid profile that contains 80% oleic acid, 20% less saturated fatty acids compared to commodity soybean oil and zero trans fats. Our high oleic soybean oil enhances oxidative stability more than fivefold when compared to commodity oil and also offers a threefold increase in fry-life. Our high oleic soybean product candidate was created using our TALEN gene-editing technology. We designed TALEN to specifically target two fatty acid desaturase genes (designated FAD2-1A and FAD2-1B). By key measures, including yield, our high oleic soybean variety performs comparably to its unedited counterpart. Our soybean product candidate is in Phase III of our development process. During the third quarter of 2017, we completed the harvest of our high oleic soybean and produced more high-quality seeds than needed to meet our commercialization target date. We are currently completing our commercialization plan and anticipate commercialization by the end of 2018.

In December 2017, we executed an agreement with Farmer’s Business Network, Inc., or FBN, to expand the distribution and grower base of our identity-preserved high oleic soybeans. FBN will distribute our high oleic soybean seeds to growers in its network and register farmers for our program which allows them to enter into contracts for growing our premium products. This relationship will help develop a dedicated, high-quality grower base and bolster our supply chain operations in the upper Midwest.

As of April 5, 2018, we had contracted over 16,000 acres for our high-oleic soybean variety with 75 farmers in the Midwest region of the United States. Over 90% of farmers that planted our high-oleic soybeans in 2017 have renewed their Calyxt high-oleic soybeans contracts this year. In addition, we are engaging with small- to large-food company customers, who are evaluating our high-oleic soybean oil for end-use applications.

High Fiber Wheat (Consumer Trait)

Research has shown that fiber may play a large role in maintaining bowel health, lowering cholesterol, stabilizing blood glucose levels and controlling weight gain. In recent years, the awareness of the health benefits of high fiber diets has increased. This has translated to a strong growth in demand for high fiber food products, with 38% of grocery shoppers now seeking high fiber foods.

We are developing high fiber wheat traits that could be used to produce white flour with up to three times more dietary fiber than standard white flour. We anticipate that by altering the proportion of certain slower digested carbohydrates in the wheat grain, we will increase dietary fiber. We believe our high fiber wheat flour will be incorporated into many food products—from pasta to bread. The product candidate is currently in Phase I of our development process and may launch as early as 2020 - 2021.

Improved Oil Composition Canola (Consumer Trait)

Our improved oil composition canola is our first canola product candidate. The development of this first canola product expands our improved oils franchise, in line with our mission to create healthier specialty ingredients and become a preferred partner of the food industry. In September 2017, we successfully advanced our improved oil composition canola program from discovery stage into Phase I development.

Other Products in Our Development Pipeline

Our extensive product pipeline includes a variety of consumer centric and farmer centric traits for soybean, wheat, canola, alfalfa and potato. We will conduct further development programs to build upon our current pipeline. In the future, we anticipate expanding our product pipeline to include other food crops. As of March 31, 2018, Calyxt had a total of nine product candidates in Phase I or higher across its five crops, which is reflective of our rapidly advancing product pipeline.

We plan to develop gene-editing automation processes that will enable us to implement a high throughput discovery platform to identify new growth opportunities. This high-throughput platform is intended to allow us to discover more gene traits and make more complex edits, enabling us to drive innovation at a significantly faster rate. We believe all of these steps will enable us to remain at the forefront of food and agriculture innovation.

Recent Developments

In December 2013, we entered into a Research and Commercial License Agreement (the “License Agreement”) with a subsidiary of Bayer Aktiengesellschaft (“Bayer”), pursuant to which we granted Bayer a license to certain patents for the research and commercialization of products developed with TALEN® technology. We believe that Bayer has breached the License Agreement and, on March 12, 2018, we filed a complaint in Delaware Chancery Court requesting a declaration that the License Agreement has terminated for material breach and an order of specific performance requiring Bayer to comply with its post-termination obligations.

On May 15, 2018, Bayer agreed to settle the lawsuit that we brought. Under the settlement terms, the parties agreed that the License Agreement is terminated, that Bayer will destroy any technology, related product and confidential information covered by the License Agreement, and that Bayer will permanently abandon patent applications that are based on or include data related to the covered technology. This settlement confirms that Bayer and its subsidiaries have no access to Calyxt technology or intellectual property. The settlement was filed in Delaware Chancery Court on May 15, 2018.

Relationship with Cellectis

Prior to the completion of our initial public offering, we were a wholly owned subsidiary of Cellectis. As of March 31, 2018, Cellectis owned approximately 79.1% of our outstanding common stock. We and Cellectis are party to several agreements that provide a framework for our continuing relationship, as described under “Certain Relationships and Related Party Transactions, and Director Independence—Relationship with Cellectis” in our definitive proxy statement, incorporated by reference herein.

Risk Factors

There are a number of risks that you should understand before making an investment decision regarding this offering. These risks are discussed more fully in, and incorporated by reference into, the section entitled “Risk Factors” following this prospectus summary. These risks include, but are not limited to:

•	Our limited operating history;

•	Our lack of commercial products and our inexperience with the commercialization of product candidates;

•	Our incurrence of significant losses since our inception and likelihood that we will continue to incur significant losses for the foreseeable future;

•	Our reliance on contractual counterparties;

•	Significant competition from competitors with substantially greater resources than us;

•	Public perceptions of genetically engineered products and ethical, legal, environment, health and social concerns;

•	Uncertain and evolving regulatory requirements within and outside of the United States;

•	Government policies and regulations affecting the agricultural sector and related industries;

•	Commodity prices and other market risks facing the agricultural sector;

•	Our product development efforts use complex integrated technology platforms and require substantial time and resources;

•	Our success in obtaining or maintaining necessary rights to product components and processes for our development pipeline through acquisitions and in-licenses;

•	Our reliance on gene-editing technologies that may become obsolete in the future;

•	Our need to raise additional funding and the availability of additional capital or capital on acceptable terms;

•	Our reliance on third parties in connection with our field trials and research services;

•	The recognition of value in our products by farmers, and the ability of farmers and food processors to work effectively with our crops;

•	Our ability to produce high-quality plants and seeds cost-effectively on a large scale;

•	Our ability to accurately forecast demand for our products;

•	The needs of food manufacturers and the recognition of shifting consumer preferences;

•	Adverse natural conditions and the highly seasonal and weather-sensitive nature of our business;

•	Our exposure to product liability claims;

•	The geographic concentration of our business activities;

•	Our ability to use net operating losses to offset future taxable income;

•	The adequacy of our patents and patent applications;

•	Our licensing of intellectual property from Cellectis S.A. and reliance on Cellectis S.A. to prosecute, maintain, defend or enforce such intellectual property;

•	Uncertainty relating to our patent positions that involve complex scientific, legal and factual analysis;

•	The limited lifespan of our patents and limitations in intellectual property protection in some countries outside the United States;

•	Developments in patent and other intellectual property law;

•	Our ability to identify relevant third party patents and to interpret the relevance, scope and expiration of third party patents;

•	Potential assertions of infringement, misappropriation or other violations of intellectual property rights, including licensing agreements;

•	Loss or damage to our germplasm libraries;

•	Our ability to retain and attract senior management and key employees;

•	Our independent registered public accounting firm has identified a material weakness relating to our lack of a control in place to review forward purchase derivative contracts entered into by us, and this will require remediation;

•	Our relationship with Cellectis S.A., our controlling stockholder, and its ability to control the direction of our business;

•	Our being a “controlled company” and, as a result, qualifying for, and intending to rely on, exemptions from certain corporate governance requirements; and

•	Our status as an emerging growth company.

Corporate Information

We were incorporated in Delaware on January 8, 2010. The address of our principal executive offices is currently 600 County Road D West, Suite 8, New Brighton, MN 55112. Our website is currently www.calyxt.com. Information on, or accessible through, our website is not part of this prospectus.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we have elected to take advantage of certain reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•	only two years of audited financial statements are required in addition to any required interim financial statements, and correspondingly reduced disclosure in management’s discussion and analysis of financial condition and results of operations; and

•	(i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirements of holding a non-binding advisory vote on executive compensation, including golden parachute compensation.

We may take advantage of these provisions for up to five years from our initial public offering or until such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of (1) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities; (3) the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities held by non-affiliates; and (4) December 31, 2022.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We have elected to take advantage of the exemptions discussed above, including the extended transition period for complying with new or revised accounting standards. Accordingly, the information contained herein, and the documents incorporated herein by reference, may be different than the information you receive from other public companies.

THE OFFERING

Common stock offered by us	3,600,000 shares of common stock

Total shares of common stock to be outstanding after this offering	31,554,781 shares (32,012,281 if the underwriters exercise their option in full)

Underwriters’ option to purchase additional shares	The underwriters have a 30-day option from the date of this prospectus to purchase up to 457,500 of additional common stock from us as described under the heading “Underwriting.”

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $50.6 million, or $57.1 million if the underwriters exercise in full their option to purchase additional shares of our common stock, in each case after deducting estimated underwriting discounts and commissions and estimated offering expenses.

We intend to use the net proceeds of this offering to fund research and development, to build out commercial capabilities and for working capital and general corporate purposes, as described in greater detail under “Use of Proceeds.”

Voting rights	Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholder.

See “Description of Capital Stock—Common Stock” for a description of the material terms of our common stock.

Risk factors	You should carefully read “Risk Factors” beginning on page 13 and other information included in, and incorporated by reference into, this prospectus for a discussion of factors that you should consider before deciding to invest in shares of our common stock.

NASDAQ symbol	Our shares of common stock are listed on the NASDAQ under the symbol “CLXT.”

The number of shares of our common stock outstanding after this offering is based on 27,954,781 shares outstanding as of March 31, 2018 and excludes:

•	1,619,117 shares of common stock issuable upon the exercise of outstanding stock options under the Calyxt, Inc. Equity Incentive Plan (the “Existing Plan”) and 2,000,389 shares of common stock issuable upon the exercise of outstanding stock options under the equity compensation plan that we adopted on June 14, 2017 in connection with our initial public offering (the “Omnibus Plan”) at a blended weighted-average exercise price of $9.60 per share;

•	1,297,658 shares of common stock deliverable upon the vesting and settlement of outstanding restricted stock units under the Omnibus Plan;

•	152,477 shares of common stock reserved for future grants or for sale under the Existing Plan; and

•	2,762,753 shares of common stock reserved for future grants or for sale under the Omnibus Plan.

Unless we specifically state otherwise or the context otherwise requires, the information in this prospectus (i) reflects the 100-for-1 stock split completed on June 14, 2017 as described in note 1 to our unaudited condensed financial statements included elsewhere in this prospectus, (ii) reflects the 2.45-for-1 stock split completed on July 25, 2017, as described in note 1 to our unaudited condensed financial statements included elsewhere in this prospectus and (iii) assumes:

•	no exercise of the outstanding options described above;

•	no purchase of shares in this offering by Cellectis; and

•	the underwriters’ option to purchase up to an additional 457,500 shares of common stock from us is not exercised.

SUMMARY HISTORICAL FINANCIAL INFORMATION

The summary historical financial information appearing below for the years ended December 31, 2017, 2016 and 2015 has been derived from our audited financial statements incorporated by reference into this prospectus. The summary historical financial information appearing below for the three-month periods ended March 31, 2018 and 2017 has been derived from our unaudited interim financial statements incorporated by reference into this prospectus. The summary historical financial information below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in conjunction with the financial statements, related notes and other information, each of which is included in our Annual Report on Form 10-K for the year ended December 31, 2017 and our Quarterly Report on Form 10-Q for the three-month period ended March 31, 2018, in each case, incorporated by reference into this prospectus.

Our historical results are not necessarily indicative of our future results. The summary historical financial information below does not contain all the information included in our financial statements, which are incorporated by reference into this prospectus.

Statements of Operations

(in thousands, except per share data)

	Year Ended December 31,			Three Months Ended March 31,
	2017	2016	2015	2018	2017
				(unaudited)
Revenue	$508	$399	$1,272	$11	$55
Operating expenses:
Cost of revenue	—	200	751	—	—
Research and development	11,556	5,638	2,766	1,093	1,266
Sales, general, and administrative	14,741	6,670	3,569	3,214	1,578
Total Operating expenses	26,297	12,508	7,086	4,307	2,844
Loss from operations	(25,789)	(12,109)	(5,814)	(4,296)	(2,789)
Interest expense, net	(1)	(5)	(261)	(68)	(14)
Foreign currency transaction (loss) gain	(190)	28	186	(6)	(29)
Loss before income taxes	(25,980)	(12,086)	(5,889)	(4,370)	(2,832)
Income tax expense	—	—	—	—	—
Net loss	$(25,980)	$(12,086)	$(5,889)	$(4,370)	$(2,832)

Basic and diluted loss per share(1)	$(1.12)	$(0.62)	$(0.88)	$(0.16)	$(0.14)
Weighted average shares outstanding—basic and diluted	23,153,661	19,600,000	6,725,740	27,851,162	19,600,000

Balance Sheet Data

	As of December 31, 2017	As of March 31, 2018
	Actual	Unaudited	As Adjusted(2)
	(in thousands)
Cash and cash equivalents	$56,664	$50,703	$101,318
Total assets	72,167	71,867	122,482
Accumulated deficit	(54,548)	(58,918)	(58,918)
Total stockholders’ equity	57,476	53,860	104,475
Total liabilities and stockholders’ equity	72,167	71,867	122,482
(1)	See note 8 to our audited financial statements incorporated by reference into this prospectus, for an explanation of the method used to calculate basic and diluted net loss per share.
(2)	As adjusted to give effect to the sale by us of 3,600,000 shares of our common stock in this offering at the public offering price of $15.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks described in Part II, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2017, and the following risks, together with all the other information contained in or incorporated by reference into this prospectus, including our financial statements and notes thereto, before you invest in our common stock. If any of the following risks actually materializes, our operating results, financial condition and liquidity could be materially adversely affected. As a result, the trading price of our common stock could decline and you could lose all or part of your investment.

Risk Related to this Offering

If you purchase common stock in this offering, you will experience substantial and immediate dilution.

If you purchase common stock in this offering, you will experience substantial and immediate dilution of $11.69 per share in the net tangible book value after giving effect to the offering at the public offering price of $15.00 per share because the price that you pay will be substantially greater than the net tangible book value per share that you acquire. For a further description of the dilution that you will experience immediately after this offering, see the section of this prospectus titled “Dilution.”

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from this offering, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will be relying on the judgment of our management regarding the application of these proceeds. You will not have the opportunity to influence our decisions on how to use the proceeds, and we may not apply the net proceeds of this offering in ways that increase the value of your investment. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business. Pending their use, we intend to invest the net proceeds from this offering in marketable securities that may include investment-grade interest-bearing securities, money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

We have made statements in this prospectus and in documents incorporated by reference into this prospectus under the captions “Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and in other sections in and incorporated by reference into this prospectus that are forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have made these statements in reliance on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under, and incorporated by reference into, the section entitled “Risk Factors.” You should specifically consider the numerous risks outlined under, and incorporated by reference into, the section entitled “Risk Factors.”

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

Unless otherwise indicated, information contained in, and incorporated by reference into, this prospectus concerning our industry and the markets in which we operate is based on information from various sources, including independent industry publications. In presenting this information, we have also made assumptions based on such data and other similar sources, and on our knowledge of, and our experience to date in, the potential markets for our product. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in, and incorporated by reference into, the section entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $50.6 million, or approximately $57.1 million if the underwriters exercise in full their option to purchase additional shares of common stock, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

We intend to use the net proceeds of this offering (including any net proceeds from the underwriters’ exercise of their option to purchase additional shares of common stock) as follows:

•	approximately $20 million to fund research and development costs to advance our existing product candidates and accelerate our capabilities to develop new products in our new facility, with a focus on producing food ingredient products such as healthier oil composition, higher fiber content, better proteins and reduced allergens for example. We anticipate working in a variety of crops including soybean, wheat, potatoes, alfalfa and canola;

•	approximately $12 million to build out commercial capabilities, which includes incremental expansion of our sales force to build commercial relationships with supply chain and food companies, furnishing a demonstration kitchen, and producing demonstration and promotional products, such as high oleic oil and meal samples, to help drive demand creation;

•	approximately $10 million for working capital to accelerate our commercial efforts , which are primarily high oleic grain purchases and associated processing and handling costs to produce oil and meal and could include some working capital investments for seed production; and

•	the remainder will be used for general corporate purposes.

We may also use a portion of the net proceeds to acquire or invest in complementary products, technologies or businesses, although we currently have no agreements or binding commitments to complete any such transaction.

However, due to the uncertainties inherent in the product development process, it is difficult to estimate with certainty the exact amounts of the net proceeds from this offering that may be used for the above purposes. The amount and timing of our actual expenditures will depend upon numerous factors, including the results of our research and development efforts, the timing and success of our ongoing field tests or field tests we may commence in the future and the timing of regulatory submissions. As a result, our management will have broad discretion over the use of the net proceeds from this offering, and investors will be relying on our judgment regarding the application of the net proceeds. In addition, we might decide to postpone or not pursue certain activities or field tests if the net proceeds from this offering and our other sources of cash are less than expected.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments. Taking into account the proceeds of this offering and our anticipated cash burn rate, we believe our cash and cash equivalents will be sufficient to fund our operations through late 2020. However, there can be no assurance that we will be able to do so or that we will ever operate profitably.

DIVIDEND POLICY

We do not anticipate declaring or paying any cash dividends to holders of our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the growth of our business. If we decide to pay cash dividends in the future, the declaration and payment of such dividends will be at the sole discretion of our Board of Directors and may be discontinued at any time. In determining the amount of any future dividends, our Board of Directors will take into account any legal or contractual limitations, our actual and anticipated future earnings, cash flow, debt service and capital requirements and other factors that our Board of Directors may deem relevant.

MARKET PRICE OF OUR COMMON STOCK

Shares of our common stock have been trading on the NASDAQ under the symbol “CLXT” since July 2017.

The following table sets forth for the period indicated the reported high and low closing sale prices per ordinary share on the NASDAQ.

	High	Low
Third Quarter 2017 (from July 20, 2017)	$28.31	$10.44
Fourth Quarter 2017	$31.48	$17.13
First Quarter 2018	$26.42	$13.12
Second Quarter 2018 (through May 17, 2018)	$17.38	$13.37

On May 17, 2018, the reported closing sale price of shares of our common stock on the NASDAQ was $15.22 per share.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2018:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the sale and issuance by us of 3,600,000 shares of our common stock in this offering at the public offering price of $15.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses, and assuming that the net proceeds of this offering are held as cash.

You should read this table in conjunction with our unaudited interim financial statements and the notes thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Quarterly Report on Form 10-Q for the three-month period ended March 31, 2018, each of which is incorporated by reference herein, as well as the section entitled “Use of Proceeds” included elsewhere in this prospectus.

	As of March 31, 2018
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$50,703	$101,318

Financing lease obligation	$14,757	$14,757
Stockholders’ equity:
Preferred stock, $0.0001 par value, no shares authorized, actual; 50,000,000 shares authorized and no shares issued and outstanding on an as adjusted basis	—	—
Common stock, $0.0001 par value, 275,000,000 shares authorized and 27,954,781 shares issued and outstanding; 275,000,000 shares authorized and 31,554,781 shares issued and outstanding on an as adjusted basis	3	3
Additional paid-in capital	112,775	163,390
Accumulated (deficit)	(58,918)	(58,918)
Total stockholders’ equity	$53,860	$104,475
Total capitalization	$71,867	$122,482

DILUTION

Our net tangible book value as of March 31, 2018 was $53.9 million, or $1.93 per share of common stock. Net tangible book value per share represents tangible assets, less liabilities, divided by the aggregate number of shares outstanding. After giving effect to the sale by us of 3,600,000 shares of common stock in this offering, at the public offering price of $15.00 per share and the receipt and application of the net proceeds, our adjusted net tangible book value as of March 31, 2018 would have been $104.5 million or $3.31 per share. This represents an immediate increase in adjusted net tangible book value to our existing stockholders of $1.38 per share and immediate dilution to new investors of $11.69 per share. Dilution per share represents the difference between the price per share to be paid by new investors for the shares of common stock sold in this offering and the adjusted net tangible book value per share immediately after this offering. The following table illustrates this per share dilution:

Public offering price per share		$15.00
Net tangible book value per share as of March 31, 2018	$1.93
Increase in net tangible book value per share attributable to new investors	$1.38

Adjusted net tangible book value per share as of March 31, 2018 after this offering		$3.31

Dilution per share to new investors in this offering		$11.69

If the underwriters exercise their option in full to purchase 457,500 additional shares of common stock in this offering, the adjusted net tangible book value per share after the offering would be $3.47 per share, the increase in adjusted net tangible book value per share to our existing stockholders would be $1.54 per share and the adjusted dilution to new investors participating in this offering would be $11.53 per share.

The following table sets forth, on an adjusted basis as described above, as of March 31, 2018, the number of shares of common stock purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by our existing stockholders after giving effect to the 550,000 shares of common stock purchased by Cellectis in this offering and by the new investors, at the public offering price of $15.00 per share, after deducting estimated underwriting discounts and commissions and offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount (in thousands)	Percent
Existing stockholders	27,954,781	88.6%	$112,775	69.0%	$4.03
New investors	3,600,000	11.4%	$50,615	31.0%	$14.06
Total	31,554,781	100.0%	$163,390	100.0%	$5.18

DESCRIPTION OF CAPITAL STOCK

Below is a description of the material terms and provisions of our amended and restated certificate of incorporation, which we refer to as our Certificate of Incorporation, and our amended and restated bylaws, which we refer to as our By-laws, as well as relevant terms and provisions of our indemnification agreements with directors and officers and Delaware law affecting the rights of our stockholders. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Certificate of Incorporation, By-laws and such indemnification agreements. Copies of our Certificate of Incorporation, By-laws and indemnification agreements have been filed with the SEC and are incorporated by reference into the registration statement of which this prospectus forms a part.

General

Our authorized capital stock consists of:

•	275,000,000 shares of common stock, par value $0.0001 per share; and

•	50,000,000 shares of preferred stock, par value $0.0001 per share.

As of March 31, 2018, there were 27,954,781 shares of common stock outstanding, of which 22,100,000 were held by Cellectis. At that date, there were no shares of preferred stock outstanding. Immediately after the completion of this offering, 31,554,781 will be outstanding, assuming the underwriters’ option to purchase additional shares is not exercised, and no shares of preferred stock will be outstanding.

Common Stock

Voting Rights. The holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of our common stock do not have cumulative voting rights in the election of directors. Accordingly, the holders of a majority of the voting power of our common stock could, if they so choose, elect all the directors.

Dividend Rights. Holders of common stock are entitled to receive dividends if, as and when declared by our Board of Directors, out of our legally available assets, in cash, property, shares of our common stock or other securities, after payments of dividends required to be paid on outstanding preferred stock, if any.

Distributions in Connection with Mergers or Other Business Combinations. Upon a merger, consolidation or substantially similar transaction, holders of common stock will be entitled to receive equal per share payments or distributions.

Liquidation Rights. Upon our liquidation, dissolution or winding up, any business combination or a sale or disposition of all or substantially all of our assets, the assets legally available for distribution to our stockholders will be distributable ratably among the holders of the common stock, subject to prior satisfaction of all outstanding debts and other liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding preferred stock.

Stockholders Agreement. In connection with our initial public offering, we entered into a stockholders agreement with Cellectis, pursuant to which Cellectis has certain rights so long as it beneficially owns at least 15% of the then-outstanding shares of our common stock, as described in “Certain Relationships and Related Party Transactions, and Director Independence—Relationship with Cellectis—Stockholders Agreement” in our definitive proxy statement, incorporated by reference herein.

Other Matters. Our Certificate of Incorporation does not entitle holders of our common stock to preemptive rights. No redemption or sinking fund provisions apply to our common stock. All outstanding shares of our common stock are, and the shares of common stock offered in this offering will be upon payment and delivery in accordance with the underwriting agreement, fully paid and non-assessable.

Preferred Stock

Our Certificate of Incorporation authorizes our Board of Directors to issue preferred stock in one or more series and to determine the preferences, limitations and relative rights of any shares of preferred stock that we choose to issue, without vote or action by the stockholders.

Anti-Takeover Effects of Delaware Law, Our Certificate of Incorporation and Our By-laws

The following provisions may make a change in control of our business more difficult and could delay, defer or prevent a tender offer or other takeover attempt that a stockholder might consider to be in its best interest, including takeover attempts that might result in the payment of a premium to stockholders over the market price for their shares. These provisions also may promote the continuity of our management by making it more difficult for a person to remove or change the incumbent members of our Board of Directors.

Authorized but Unissued Shares; Undesignated Preferred Stock. The authorized but unissued shares of our common stock will be available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans. In addition, our Board of Directors may authorize, without stockholder approval, the issuance of undesignated preferred stock with voting rights or other rights or preferences designated from time to time by our Board of Directors. The existence of authorized but unissued shares of common stock or preferred stock may enable our Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Election and Removal of Directors. Our Board of Directors consists of not less than five nor more than eleven directors, excluding any directors elected by holders of preferred stock pursuant to provisions applicable in the case of defaults, if any. The exact number of directors will be fixed from time to time by resolution of our Board of Directors. Our Board of Directors currently has five members.

Pursuant to the Stockholders Agreement, Cellectis has the right to nominate the greater of three directors or a majority of directors to our Board of Directors so long as it continues to own at least 15% of our then-outstanding shares of our common stock.

At any time after Cellectis beneficially owns less than 50% of our then outstanding common stock, our Certificate of Incorporation provides that directors may be removed only for cause and only by the affirmative vote of holders of a majority of our then outstanding stock. Prior to such time, directors may be removed with or without cause.

Classified Board of Directors. Our Board of Directors currently is not classified. However, our Certificate of Incorporation and our By-laws provide that our Board of Directors will be classified with approximately one-third of the directors elected each year at such time as Cellectis no longer holds at least 50% of our then outstanding common stock. The number of directors will be fixed from time to time by a majority of the total number of directors that we would have at the time such number is fixed if there were no vacancies. The directors will be divided into three classes, designated class I, class II and class III. Each class will consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors. At each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term and until their successors are duly elected and qualified. In addition, if the number of directors is changed, any increase or decrease will be apportioned by our Board of Directors among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class or from the removal from office, death, disability, resignation or disqualification of a director or other cause will hold office for a term that will coincide with the remaining term of that class, but in no case will a decrease in the number of directors have the effect of removing or shortening the term of any incumbent director.

Director Vacancies. Our Certificate of Incorporation authorizes only our Board of Directors to fill vacant directorships.

No Cumulative Voting. Our Certificate of Incorporation provides that stockholders do not have the right to cumulate votes in the election of directors.

Special Meetings of Stockholders. At any time after Cellectis beneficially owns less than 50% of our then outstanding common stock, our By-laws and our Certificate of Incorporation provide that special meetings of our stockholders may only be called by the Board of Directors. Prior to such time, a special meeting may also be called by the secretary of the Company at the request of stockholders holding a majority of the outstanding shares entitled to vote.

Advance Notice Procedures for Director Nominations. Our By-laws establish advance notice procedures for stockholders seeking to nominate candidates for election as directors at an annual or special meeting of stockholders. Although our By-laws do not give the Board of Directors the power to approve or disapprove stockholder nominations of candidates to be elected at an annual meeting, our By-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.

Action by Written Consent. At any time after Cellectis beneficially owns less than 50% of our then outstanding common stock, our By-laws and our Certificate of Incorporation provide that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of preferred stock. Prior to such time, such actions may be taken without a meeting by written consent.

Amending Our Certificate of Incorporation and Bylaws. At any time after Cellectis beneficially owns less than 50% of our then outstanding common stock, our Certificate of Incorporation and By-laws may be amended by the affirmative vote of the holders of at least two-thirds of our common stock. Prior to such time, our Certificate of Incorporation and By-laws may be amended by the affirmative vote of the holders of a majority of the voting power of our common stock.

Exclusive Jurisdiction. Our Certificate of Incorporation provides that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers, or other employees to us or to our stockholders, any action asserting a claim arising pursuant to the DGCL, or any action asserting a claim governed by the internal affairs doctrine.

Business Combinations with Interested Stockholders. Subject to certain exceptions, Section 203 of the DGCL prohibits a public Delaware corporation from engaging in a business combination (as defined in such section) with an “interested stockholder” (defined generally as any person who beneficially owns 15% or more of the outstanding voting stock of such corporation or any person affiliated with such person) for a period of three years following the time that such stockholder became an interested stockholder, unless (i) prior to such time the Board of Directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock of such corporation outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (A) by persons who are directors and also officers of such corporation and (B) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) at or subsequent to such time the business combination is approved by the Board of Directors of such corporation and authorized at a meeting of stockholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock of such corporation not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have expressly elected not to be governed by the “business combination” provisions of Section 203 of the DGCL, until after such time as Cellectis no longer beneficially owns at least 50% of our common stock. At that time, such election shall be automatically withdrawn and we will thereafter be governed by the “business combination” provisions of Section 203 of the DGCL.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our Certificate of Incorporation renounces, to the maximum extent permitted from time to time by Delaware law, any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our Certificate of Incorporation provides that, to the fullest extent permitted by law, none of Cellectis or any of its affiliates or any director who is not employed by us or his or her affiliates has any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that Cellectis or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person has no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our Certificate of Incorporation does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director of Calyxt. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our Certificate of Incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Registration Rights

The stockholders agreement provides Cellectis with registration rights relating to shares of our common stock held by Cellectis. See “Certain Relationships and Related Party Transactions, and Director Independence—Relationship with Cellectis—Stockholders Agreement” in our definitive proxy statement, incorporated by reference herein.

Indemnification and Limitations on Directors’ Liability

Section 145 of the DGCL grants each Delaware corporation the power to indemnify any person who is or was a director, officer, employee or agent of a corporation, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of serving or having served in any such capacity, if he or she acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A Delaware corporation may similarly indemnify any such person in actions by or in the right of the corporation if he or she acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which the person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines that, despite adjudication of liability, but in view of all of the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses which the Delaware Court of Chancery or other court shall deem proper.

Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation, or an amendment thereto, to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the director’s fiduciary duty as a director, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for director liability with respect to unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

Our Certificate of Incorporation and By-laws indemnify our directors and officers to the full extent permitted by the DGCL and our Certificate of Incorporation also allows our Board of Directors to indemnify other employees. This indemnification extends to the payment of judgments in actions against officers and directors and to reimbursement of amounts paid in settlement of such claims or actions and may apply to judgments in favor of the corporation or amounts paid in settlement to the corporation. This indemnification also extends to the payment of attorneys’ fees and expenses of officers and directors in suits against them where the officer or director acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of Calyxt, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. This right of indemnification is not exclusive of any right to which the officer or director may be entitled as a matter of law and shall extend and apply to the estates of deceased officers and directors.

We maintain a directors’ and officers’ insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions that are normal and customary for policies of this type.

We have entered into indemnification agreements with our directors and officers providing for certain advancement and indemnification rights. In each indemnification agreement, we agreed, subject to certain exceptions, to indemnify and hold harmless the director or officer to the maximum extent then authorized or permitted by the DGCL or by any amendment(s) thereto.

We believe that the limitation of liability and indemnification provisions in our Certificate of Incorporation, By-laws, indemnification agreements and insurance policies are necessary to attract and retain qualified directors and officers. However, these provisions may discourage derivative litigation against directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers as required or allowed by these limitation of liability and indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents as to which indemnification is sought from us, nor are we aware of any threatened litigation or proceeding that may result in an indemnification claim.

Listing

Our shares of common stock are listed on the NASDAQ under the symbol “CLXT.”

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Computershare Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our common stock from time to time or impair our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of March 31, 2018, upon completion of this offering, 31,554,781 shares of common stock will be outstanding, assuming no exercise of the underwriter’s option to purchase additional shares and no exercise of outstanding options. All of the shares sold in our initial public offering, excluding any portion of such shares purchased by certain of our existing principal stockholders, as well as all of the shares sold in this offering, excluding any shares purchased by Cellectis, will be freely tradable.

The remaining shares of common stock outstanding after this offering are restricted as a result of securities laws or lock-up agreements, as described below. Following the expiration of the lock-up period, all shares will be eligible for resale in compliance with Rule 144 or Rule 701. “Restricted securities” as defined under Rule 144 were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 315,547 shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares; or

•	the average weekly trading volume of shares of our common stock on the NASDAQ during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Rule 701

In general, under Rule 701, most of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before our initial public offering are entitled to resell such shares in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of our initial public offering. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Rights

Cellectis is entitled to various rights with respect to the registration of its shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Certain Relationships and Related Party Transactions, and Director Independence—Relationship with Cellectis—Stockholders Agreement” in our definitive proxy statement, incorporated by reference herein.

Stock Options and RSUs

As of March 31, 2018, options to purchase a total of 3,619,506 shares of common stock and RSUs with respect to 1,297,658 shares of common stock were outstanding.

Registration Statement

We have filed a registration statement on Form S-8 under the Securities Act covering all shares of common stock subject to outstanding options and RSUs or otherwise issuable in the future pursuant to our equity incentive plans. Subject to Rule 144 volume limitations applicable to affiliates, shares registered under any registration statements are available for sale in the open market except to the extent that the shares are subject to vesting restrictions with us or the contractual restrictions described below.

Lock-up Agreements

Our directors, executive officers and Cellectis have agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock for a period of 90 days after the date of the underwriting agreement, without the prior written consent of the representatives of the underwriters. During the lock-up period, stock options and RSUs with respect to approximately 506 thousand shares of our common stock will vest. In connection with such vesting, a portion of these shares may be sold on the open market, including pursuant to existing 10b5-1 trading plans, or to us or Cellectis, in each case to satisfy certain tax obligations in connection with the vesting of such awards. See “Underwriting.”

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a discussion of the material U.S. federal income tax consequences of the ownership and disposition of our common stock acquired in this offering by a “Non-U.S. Holder” that does not own, and has not owned, actually or constructively, more than 5% of our common stock. You are a Non-U.S. Holder if for U.S. federal income tax purposes you hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes) and you are a beneficial owner of our common stock that is:

•	an individual that is not a citizen or resident of the United States;

•	a corporation that is not created or organized in or under the laws of the United States, any state thereof, or the District of Columbia; or

•	foreign estate or trust that in either case is not subject to U.S. federal income tax on a net-income basis on income or gain from our common stock.

You are not a Non-U.S. Holder if you are a nonresident alien individual present in the United States for 183 days or more in the taxable year of disposition, or if you are a former citizen or former resident of the United States for U.S. federal income tax purposes. If you are such a person, you should consult your tax advisor regarding the U.S. federal income tax consequences of the ownership and disposition of our common stock. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	tax-exempt organizations;

•	dealers in securities;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	regulated investment companies or real estate investment trusts;

•	controlled foreign corporations;

•	passive foreign investment companies; or

•	pension plans.

If you are a partnership or other pass-through entity (including an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes) that owns our common stock, the U.S. federal income tax treatment of a partner or beneficial owner will generally depend on the status of the partner or beneficial owner and your activities. Partnerships, partners and beneficial owners in partnerships or other pass-through entities that own our common stock should consult their tax advisors as to the particular U.S. federal income tax consequences of the ownership and disposition of our common stock

This discussion is based on the current provisions of the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect, which may result in tax consequences different from those discussed below. This discussion does not describe all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances, does not discuss estate, gift, alternative minimum tax or Medicare contribution tax consequences and does not address any aspect of state, local or non-U.S. taxation. You should consult your tax advisor with regard to the application of the U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Distributions

As discussed above under “Dividend Policy,” we do not anticipate declaring or paying any cash dividends to holders of our common stock in the foreseeable future. Distributions of cash or other property, if any (other than certain distributions of stock), will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital, which will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of our common stock and will be treated as described below under “—Gain on Disposition of Our Common Stock.”

Dividends paid to you that are not effectively connected with your conduct of a trade or business in the United States generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, you will be required to provide us or our paying agent with a properly executed applicable IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or appropriate successor form), certifying under penalties of perjury that you are not a United States person and you are eligible for the benefits under the applicable tax treaty. If a Non-U.S. Holder holds our common stock through a financial institution or other intermediary, the Non-U.S. Holder generally will be required to provide the appropriate documentation to the financial institution or other intermediary. A Non-U.S. Holder eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty who fails to timely provide an IRS Form W-8BEN or W-8BEN-E may obtain a refund of any excess amounts withheld by timely filing an appropriate claim with the IRS.

If dividends paid to you are effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on the dividends in the same manner as a U.S. person. In this case, you will be exempt from the withholding tax discussed in the preceding paragraph, although you will be required to provide a properly executed IRS Form W-8ECI (or appropriate successor form) in order to claim an exemption from withholding. Dividends received by a corporate Non-U.S. Holder that are effectively connected with such Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States) may be subject to an additional branch profits tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). You should consult your tax advisor with respect to other U.S. tax consequences of the ownership and disposition of our common stock, including the possible imposition of the branch profits tax.

Gain on Disposition of Our Common Stock

Subject to the discussions below under “—Information Reporting and Backup Withholding” and “—FATCA,” you generally will not be subject to U.S. federal income or withholding tax on gain realized on a sale or other taxable disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), or

•	we are or have been a “United States real property holding corporation,” as defined in the Code, at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, and our common stock is not regularly traded on an established securities market within the meaning of the applicable Treasury regulations prior to the beginning of the calendar year in which the sale or disposition occurs.

We believe that we are not, and do not anticipate becoming, a United States real property holding corporation.

If you recognize gain on a sale or other disposition of our common stock that is effectively connected with your conduct of a trade or business in the United States (and if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on such gain in the same manner as a U.S. person. If you are a corporation, you may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. You should consult your tax advisor with respect to other U.S. tax consequences of the ownership and disposition of our common stock, including the possible imposition of the branch profits tax.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends on our common stock. Unless you comply with certification procedures to establish that you are not a U.S. person, information returns may also be filed with the IRS in connection with the proceeds from a sale or other disposition of our common stock. You may be subject to backup withholding on payments on our common stock or on the proceeds from a sale or other disposition of our common stock unless you comply with certification procedures to establish that you are not a U.S. person or otherwise establish an exemption. Compliance with the certification procedures required to claim a reduced rate of withholding under a treaty (including properly certifying your non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8 (or a successor form)) generally will satisfy the certification requirements necessary to avoid backup withholding as well. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

FATCA

Provisions of the Code commonly referred to as “FATCA” require withholding of 30% on payments of dividends on our common stock, as well as payments of gross proceeds of dispositions occurring after December 31, 2018 of our common stock, to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally may obtain a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). You should consult your tax advisor regarding the effects of FATCA on your investment in our common stock.

We will not pay any additional amounts to Non-U.S. Holders with respect to any amounts withheld, including pursuant to FATCA.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS AND THE CONSEQUENCES OF THE NEWLY ENACTED TAX REFORM LEGISLATION KNOWN AS THE TAX CUTS AND JOBS ACT.

UNDERWRITING

Citigroup Global Markets Inc., Goldman Sachs & Co. LLC and Jefferies LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Citigroup Global Markets Inc.	915,000
Goldman Sachs & Co. LLC	915,000
Jefferies LLC	610,000
Wells Fargo Securities, LLC	335,500
BMO Capital Markets Corp.	274,500

Total	3,050,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $0.54 per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. We will not pay any underwriting discount on the 550,000 shares purchased by Cellectis directly from Calyxt in this offering. Accordingly, the underwriting discount and the per share amount of proceeds before expenses to us apply only to the 3,050,000 shares purchased by the underwriters in this offering. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$15.00	$54,000,000	$60,862,500
Underwriting discount	$.90	$2,745,000	$3,156,750
Proceeds, before expenses, to us	$14.10	$51,255,000	$57,705,750

The expenses of the offering, not including the underwriting discount, are estimated at approximately $640,000 and are payable by us. We have also agreed to reimburse the underwriters for certain of their expenses, including up to an aggregate of $25,000 in connection with the clearance of this offering with the Financial Industry Regulatory Authority, as set forth in the underwriting agreement. The underwriters have agreed to reimburse certain of our expenses incurred in connection with this offering.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 457,500 additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We have agreed that, during a period of 90 days from the date of the underwriting agreement, we will not, without the prior written consent of the representatives of the underwriters, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock or file any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of our common stock, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of our common stock or other securities, in cash or otherwise. The foregoing sentence will not apply to (A) the shares of common stock to be sold in this offering, (B) any shares of our common stock issued by us upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus and referred to in this prospectus, (C) any shares of our common stock issued or options to purchase our common stock granted pursuant to our existing employee benefit plans referred to in this prospectus, (D) any shares of our common stock issued pursuant to any non-employee director stock plan or dividend reinvestment plan referred to in this prospectus, (E) shares of our common stock or other securities issued by us in connection with joint ventures, commercial relationships or other strategic transactions, provided that (x) the aggregate number of securities issued pursuant to this clause (E) shall not exceed 7.5% of the total number of outstanding shares of our common stock immediately following the issuance and sale of the shares of our common stock in this offering and (y) such securities issued pursuant to this clause (E) during the 90-day restricted period described above shall be subject to the restrictions described in the form of lock-up agreement attached to the underwriting agreement for the remainder of such restricted period and the recipient of any such securities shall enter into an agreement substantially in such form, (F) shares sold to Cellectis in connection with the vesting of equity compensation awards, or (G) the filing by us of a registration statement on Form S-8 covering the registration of securities issued under our existing employee benefit plans referred to in this prospectus.

In addition, Cellectis and all of our directors and executive officers, whose shares, options and RSUs represent a substantial portion of our outstanding equity on a fully diluted basis, have agreed that, during the 90-day restricted period described above, such holder will not, without the prior written consent of the representatives of the underwriters, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, whether now owned or hereafter acquired by such holder or with respect to which such holder has or hereafter acquires the power of disposition (collectively, the “lock-up securities”), or exercise any right with respect to the registration of any of the lock-up securities, or file or cause to be filed any registration statement in connection therewith, under the Securities Act, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the lock-up securities, whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise.

Notwithstanding the immediately preceding paragraph, and subject to the conditions below, such holder may transfer the lock-up securities without the prior written consent of the representatives of the underwriters, provided that (1) the representatives receive a signed lock-up agreement for the balance of the lockup period from each donee, trustee, distributee, or transferee, as the case may be, (2) any such transfer shall not involve a disposition for value, (3) such transfers are not required to be reported with the SEC on Form 4 in accordance with Section 16 of the Securities Exchange Act of 1934, as amended, and (4) such holder does not otherwise voluntarily effect any public filing or report regarding such transfers:

(i) as a bona fide gift or gifts; or

(ii) to any trust for the direct or indirect benefit of such holder or the immediate family of such holder (for this purpose, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin); or

(iii) to a member of the immediate family of such holder; or

(iv) to a corporation, partnership, limited liability company or other entity of which such holder and the immediate family of such holder are the direct or indirect legal and beneficial owners of all the outstanding equity securities or similar interests of such corporation, partnership, limited liability company or other entity; or

(v) by will or intestate succession upon the death of such holder; or

(vi) by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement; or

(vii) as a distribution to limited partners or stockholders of such holder; or

(viii) to such holder’s affiliates or to any investment fund or other entity controlled or managed by such holder; or

(ix) to a nominee or custodian of a person or entity to whom disposition or transfer would be permissible under (i)—(viii) above.

Notwithstanding the foregoing, nothing in the lock-up agreements for such holders will prohibit them from:

(i)(x) entering into a written plan meeting the requirements of Rule 10b5-1 under the Exchange Act of 1934, as amended, relating to the sale of our securities (a “10b5-1 Plan”), provided that the securities subject to such plan may not be sold and no public disclosure of any such action shall be required or shall be voluntarily made by any person until after the expiration of the 90-day lock-up period or (y) transferring our securities pursuant to any existing 10b5-1 Plan that has been entered into by the holder prior to the date of the lock-up agreement, provided that if the holder is required to file a report under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of Common Stock, the holder shall include a statement in such report to the effect that such transfer is pursuant to an existing 10b5-1 Plan; or

(ii) exercising any stock option to purchase shares of our common stock, or any securities convertible into or exercisable or exchangeable for our common stock, or other similar awards granted on or prior to the date of this prospectus or granted pursuant to our equity incentive plans described in this prospectus; provided that the lock-up agreement shall apply to any securities issued upon such exercise, except to the extent such securities are transferred pursuant to clause (i)(y) above; or

(iii) transferring (or, in the case of Cellectis, acquiring) shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock from such holder (and, in the case of Cellectis, the acquisition thereof) to us or Cellectis (or (a) the purchase of the same by us or (b) the purchase of the same (directly or indirectly) by Cellectis) upon a vesting event of our securities or upon the exercise of options to purchase shares of our common stock, which options expire during the 90-day lock-up period, by such holder, in each case on a “cashless” or “net exercise” basis or to cover tax withholding obligations of such holder in connection with such vesting or exercise, whether by means of a “net settlement” or otherwise, in each case pursuant to employee benefit plans disclosed in this prospectus; provided that if the holder is required to file a report under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of our common stock the holder shall include a statement in such report to the effect that such transfer is made for such purpose; or

(iv) transferring shares of our common stock or any security convertible into or exercisable or exchangeable for shares of our common stock that occurs by any order or settlement resulting from any legal proceeding pursuant to a qualified domestic order or in connection with a divorce settlement; provided that in the case of any transfer or distribution pursuant to this clause, any filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of our common stock shall state that such transfer is pursuant to an order of a court or a settlement resulting from a legal proceeding unless such a statement would be prohibited by any applicable law or order of a court; or

(v) if such holder is a corporation, partnership, limited liability company or other entity, transferring shares of our common stock in connection with the sale or other bona fide transfer in a single transaction or all or substantially all of such holder’s capital stock, partnership interests, membership interests or other similar equity interests, as the case may be, or all or substantially all of such holder’s assets, in any such case not undertaken for the purpose of avoiding the restrictions imposed by the lock-up agreement; provided that each transferee shall sign and deliver a lock-up letter substantially in the form contemplated by the underwriting agreement; or

(vi) transferring shares of our common stock or any security convertible into or exercisable or exchangeable for shares of our common stock pursuant to an order of a court or regulatory agency; provided that each transferee shall sign and deliver a lock-up letter substantially in the form contemplated by the underwriting agreement, unless prohibited by any applicable law or order of a court; and provided further that any filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of our common stock shall state that such transfer is pursuant to an order of a court or a settlement resulting from a legal proceeding unless such a statement would be prohibited by any applicable law or order of a court; or

(vii) transferring shares of our common stock or any security convertible into or exercisable or exchangeable for shares of our common stock after the date of this prospectus pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of the shares of our common stock involving a change of control of us; provided that all of such holder’s common stock subject to the lock-up agreement that are not so transferred, sold, tendered or otherwise disposed of remain subject to the lock-up agreement; provided further that in the event that the tender offer, merger, consolidation or other such transaction is not completed, the shares of our common stock owned by such holder shall remain subject to the restrictions contained in the lock-up agreement (for this purpose, “change of control” shall mean the transfer (whether by tender offer, merger, consolidation, or other similar transaction), in one transaction or a series of related transactions, to a person or a group of affiliated persons, of shares of capital stock if, after such transfer, such person or group of affiliated persons would hold more than 50% of our outstanding voting securities (or the surviving entity)).

During the lock-up period, stock options and RSUs with respect to approximately 506 thousand shares of our common stock will vest. In connection with such vesting, a portion of these shares may be sold on the open market, including pursuant to existing 10b5-1 trading plans, or to us or Cellectis, in each case to satisfy certain tax obligations in connection with the vesting of such awards.

Market Listing

Our shares of common stock are listed on the NASDAQ under the symbol “CLXT.”

Price Stabilization and Short Positions

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NASDAQ, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

In addition, in connection with this offering, some of the underwriters (and selling group members) may engage in passive market making transactions in the shares on the NASDAQ, prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the NASDAQ no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the shares during a specified period and must be discontinued when that limit is reached. Passive market making may cause the price of the shares to be higher than the price that otherwise would exist in the open market in the absence of those transactions. If the underwriters commence passive market making transactions, they may discontinue them at any time.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area

In relation to each member state of the European Economic Area, no offer of ordinary shares which are the subject of the offering has been, or will be made to the public in that Member State, other than under the following exemptions under the Prospectus Directive:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ordinary shares referred to in (a) to (c) above shall result in a requirement for the Company or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person located in a Member State to whom any offer of ordinary shares is made or who receives any communication in respect of an offer of ordinary shares, or who initially acquires any ordinary shares will be deemed to have represented, warranted, acknowledged and agreed to and with each representative and the Company that (1) it is a “qualified investor” within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any ordinary shares acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the ordinary shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or where ordinary shares have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those ordinary shares to it is not treated under the Prospectus Directive as having been made to such persons.

The Company, the representatives and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the representatives have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the representatives to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer of ordinary shares to the public” in relation to any ordinary shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe the ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Member State.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Non-CIS Securities may not be circulated or distributed, nor may the Non-CIS Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Non-CIS Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Non-CIS Securities pursuant to an offer made under Section 275 of the SFA except:

(a) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b) where no consideration is or will be given for the transfer;

(c) where the transfer is by operation of law;

(d) as specified in Section 276(7) of the SFA; or

(e) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the representatives are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby and certain matters of U.S. federal and New York State law will be passed upon for Calyxt, Inc. by Jones Day, New York, New York, and for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The financial statements of Calyxt, Inc. as of December 31, 2017 and 2016, and for each of the years in the three-year period ended December 31, 2017 incorporated by reference into this prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon incorporated by reference herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form S-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus. We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC (SEC File No. 001-38161):

•	our Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on March 14, 2018;

•	our Quarterly Report on Form 10-Q for the period ended March 31, 2018, filed with the SEC on May 7, 2018;

•	our Definitive Proxy Statement on Schedule 14A (to the extent incorporated by reference into our Annual Report on Form 10-K), filed with the SEC on April 19, 2018; and

•	the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on July 20, 2017, including any amendments or reports filed for the purposes of updating this description.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, including exhibits to these documents. You should direct any requests for documents to Investor Relations, Calyxt, Inc., 600 County Road D West, Suite 8, New Brighton, MN 55112; telephone: (651) 683-2807.

You also may access these filings on our website at www.calyxt.com. We do not incorporate the information on our website into this prospectus or any supplement to this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus or any supplement to this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus or any supplement to this prospectus).

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.

Calyxt, Inc.

3,600,000 Shares of Common Stock

PROSPECTUS

May 17, 2018